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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

      Certification and Notice of Termination of Registration under Section
                 12(g) of the Securities Exchange Act of 1934 or
            Suspension of Duty to File Reports Under Sections 13 and
                  15(d) of the Securities Exchange Act of 1934.

                        Commission File Number 333-09529

                         STATIONS HOLDING COMPANY, INC.
             (Exact name of registrant as specified in its charter)

                           -------------------------

                       2895 Greenspoint Parkway, Suite 250
                         Hoffman Estates, Illinois 60195
                                 (847) 585-3450
                   (Address, including zip code, and telephone
                         number, including area code, of
                        registrant's principal executive
                                    offices)

               13 1/4% Senior Subordinated Discount Notes due 2006
                   11 1/2% Senior Exchangeable Preferred Stock
            (Title of each class of securities covered by this Form)

                                      None
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

           Rule 12g-4(a)(1)(i)        [  ]          Rule 12h-3(b)(1)(i)            [  ]
           Rule 12g-4(a)(1)(ii)       [  ]          Rule 12h-3(b)(1)(ii)           [  ]
           Rule 12g-4(a)(2)(i)        [  ]          Rule 12h-3(b)(2)(i)            [  ]
           Rule 12g-4(a)(2)(ii)       [  ]          Rule 12h-3(b)(2)(ii)           [  ]
                                                    Rule 15d-6                     [X]

         Approximate number of holders of record as of the certification or notice date:

                 Senior Subordinated Discount Notes: 16 holders
                 Senior Exchangeable Preferred Stock: 8 holders






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         Pursuant to the requirements of the Securities Exchange Act of 1934
Stations Holding Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:    March 22, 2002                       STATIONS HOLDING COMPANY, INC.
                                              (Registrant)


                               By:      /s/ Mary L. Flodin
                                  ----------------------------------------------
                                   Name:    Mary L. Flodin
                                   Title:   Senior Vice President